SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INSPIRE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457733103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Steven J. Gartner, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

August 10, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Warburg Pincus Private Equity IX, L.P. 20-2975990

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person PN

CUSIP No. - 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Warburg Pincus IX, LLC 20-2528842

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person OO

CUSIP No. - 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Warburg Pincus Partners, LLC 13-4069737

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person OO

CUSIP No. - 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Warburg Pincus LLC 13-3536050

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person OO

CUSIP No. - 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Warburg Pincus & Co. 13-6358475

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person PN

CUSIP No. - 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person IN

CUSIP No. - 457733103

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities only) Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 22,907,488

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 22,907,488

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,907,488

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8%

14	Type of Reporting Person IN

This Amendment No. 1 to the Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on July 23, 2007, on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”), Warburg Pincus IX, LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP IX LLC (“WPP LLC”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Mr. Kaye, Mr. Landy, WP IX, WP IX LLC, WPP LLC, WP LLC and WP collectively being referred to as the “Warburg Pincus Reporting Persons”).

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Joint Filing Agreement among the Warburg Pincus Reporting Persons is attached as Exhibit 1 to the Original Schedule 13D.

Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  References herein to the “Common Stock” are to shares of the common stock, par value $0.001 per share, of Inspire Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 10, 2009, in connection with the closing of an underwritten public offering (the “Offering”) of shares of the Common Stock by the Company, WP IX purchased 8,888,888 shares of the Common Stock at the public offering price of $4.50 per share for an aggregate purchase price of $39,999,996.  The total amount of funds required to purchase the shares of Common Stock were furnished from the working capital of the Warburg Pincus Reporting Persons.  No additional funds were required to purchase the Common Stock reported on this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by replacing the first paragraph in its entirety as follows:

The acquisitions of the Company’s securities by the Warburg Pincus Reporting Persons were effected because of the belief that such securities represent an attractive investment.  The Warburg Pincus Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, Board of Directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Warburg Pincus Reporting Persons and other factors considered relevant.  The Warburg Pincus Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As part of the Warburg Pincus Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company, the Warburg Pincus Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Board of Directors, existing or potential strategic partners of the Company, other stockholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Warburg Pincus Reporting Persons’ investment in the Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Item 4 of the Original Schedule 13D is hereby amended by inserting the following as the penultimate paragraph:

In connection with the Offering, WP IX, WP IX LLC, WPP LLC, WP and the Company entered into that certain Amendment No. 1 to the Standstill Agreement, dated August 4, 2009 (“Amendment No. 1 to the Standstill”), which is attached hereto as Exhibit 99.6 and incorporated herein by reference.  Pursuant to the terms of Amendment No. 1 to the Standstill, the Standstill Period (as defined in the Standstill Agreement) was amended, subject to the closing of the Offering, to provide that the Standstill Period shall mean the period commencing on the date of the Standstill Agreement and ending on August 4, 2012 (the third anniversary of Amendment No. 1 to the Standstill).  In addition, pursuant to Amendment No. 1 to the Standstill, WP IX waived its subscription rights under Section 5.4 of the Securities Purchase Agreement with respect to the Offering.  Pursuant to Amendment No. 1 to the Standstill, the Company agreed, subject to the closing of the Offering, to reimburse WP IX for up to $500,000 in due diligence and related expenses incurred by WP IX in connection with its investment in the Company.  The summary of Amendment No. 1 to the Standstill in this Amendment is qualified in its entirety by reference to the Amendment No. 1 to the Standstill, which is attached hereto as Exhibit 99.6.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and replaced in their entirety with the following:

(a)           As of August 10, 2009, by reason of their respective relationships with the Investors and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 22,907,488 shares of the Common Stock, which is approximately 27.8% of the outstanding Common Stock, which percentage is based on 56,715,417 shares of the Common Stock which were outstanding as of June 30, 2009 as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on August 4, 2009, after giving effect to the 25,555,555 shares of the Common Stock issued by the Company in the Offering, which includes 3,333,332 shares of the Common Stock purchased by the underwriters to cover over-allotments, as reported in the Company’s prospectus filed with the Securities and Exchange Commission on August 5, 2009.

(b)           Each of the Warburg Pincus Reporting Persons is deemed to share with WP IX the power to vote or to direct the vote and to dispose or to direct the disposition of 22,907,488 shares of the Common Stock.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the other Warburg Pincus Reporting Persons.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any reporting person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)           Except as described in this Amendment, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Original Schedule 13D.

Item 6:	Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Amendment No. 1 to the Standstill is described in Item 4 above, such summary being incorporated in this Item 6 by reference.  The summary of Amendment No. 1 to the Standstill in this Amendment is qualified in its entirety by reference to the Amendment No. 1 to the Standstill, which is attached hereto, as Exhibit 99.6.

In connection with the Offering, WP IX entered into an agreement (the “Lock Up Agreement”) with Deutsche Bank Securities Inc. (“Deutsche Bank”) pursuant to which WP IX agreed, subject to certain exceptions, that it would not, without the prior written consent of Deutsche Bank, directly or indirectly, (i) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock or (ii) enter into any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Common Stock.  The Lock Up Agreement is effective for a period commencing on August 5, 2009 and continuing through the date that is 60 days after the date of the final prospectus relating to the Offering, which time period is subject to extension in the circumstances described in the Lock Up Agreement.  The foregoing summary of the Lock Up Agreement is qualified in its entirety by reference to the Lock Up Agreement which is attached hereto as Exhibit 99.7.

Item 7:	Material to be Filed as Exhibits
Exhibit 99.6

Amendment No. 1 to the Standstill Agreement, dated as of August 4, 2009, between Warburg Pincus Private Equity IX, L.P., Warburg Pincus IX LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co. and Inspire Pharmaceuticals, Inc.

Exhibit 99.7	Lock Up Agreement, dated August 5, 2009, by and between Warburg Pincus Private Equity IX, L.P. and Deutsche Bank Securities Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX, LLC, its General Partner

By: Warburg Pincus Partners, LLC, its Sole Member

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS IX, LLC

By: Warburg Pincus Partners, LLC, its Sole Member

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.